Exhibit 99.4


                      OFFICER'S CERTIFICATE OF THE SERVICER

Pursuant to Section 4.04 (g) of the Indenture of Trust by and between Nelnet Student Loan Trust 2005-1 (the "Issuer") and Zions First National Bank (the "Trustee"), dated as of February 1, 2005, the undersigned hereby certifies that:

        1. a review of the activities of the Servicer during the preceding calendar year and of its performance under the Servicing Agreement has been made under my supervision; and

        2. to the best of my knowledge, based on such review, the Servicer has fulfilled all its material obligations under the Servicing Agreement throughout such year.


Great Lakes Educational Loan Services, Inc.


/s/ Michael J. Noack                 Date: March 15, 2006
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Michael J. Noack
Chief Servicing Offier